

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile: (770) 351-9506

September 17, 2010

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
11/F ING Tower
308 Des Voeux Road
Central Hong Kong

>   **Re: CDC Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 30, 2010**
>   **Forms 6-K Filed May 13, 2010 and August 10, 2010**
>   **File No. 000-30134**

Dear Mr. Yip:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   We note that you have again indicated on the cover page of your annual report that you have a reporting obligation pursuant to Section 15(d) under the Securities Exchange Act of 1934, rather than securities registered pursuant to Section 12(b). Refer to your response to prior comment 1 of our letter dated November 19, 2007 and advise.

Item 3. Key Information

D. Risk factors, page 6

2.   We note your disclosure on page 79 regarding the share pledge contracts. Please tell us
        whether these contracts have been registered with the relevant governmental authorities.
        To the extent that these contracts have not been approved or registered, then tell us how
        you considered including risk factor disclosures explaining that until such contracts are
        registered the company may have limited recourse against the shareholders of the ICP
        pledge.

Item 5. Operating and Financing Review and Prospects

A. Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 81

3.   Please tell us what consideration you gave to including a balanced, executive-level
        discussion that identifies the most important themes or other significant matters with
        which management is primarily concerned in evaluating the company's financial
        condition and operating results. For example, tell us what consideration you gave to
        providing an overview of the relevant economic or industry-wide factors relevant to the
        company, material operational risks and challenges, known material tends and
        uncertainties facing the company, and/or any actions taken—or to be taken—by
        management in response. We note your disclosure, beginning on page 47 under "CDC
        Corporation Business Overview," with respect to such things as key partnerships and
        investments, key product development efforts, and growth strategies of, and challenges
        facing, your four business units. Consider enhancing your disclosure in this regard to
        include a discussion and analysis of your financial condition and operating performance,
        both historically and prospectively. Refer to Section III.A of SEC Release No. 34-48960.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 86

4.   We note your disclosures regarding goodwill. To the extent that any of your reporting
        unit's estimated fair value is not substantially in excess of the carrying value and is
        potentially at risk of failing step one of your goodwill impairment analysis, please tell us
        and disclose the percentage by which the fair value of the reporting unit exceeded the
        carrying value as of the date of the most recent test. Alternatively, if you have
        determined that the estimated fair value substantially exceeds the carrying value for your
        reporting units, please disclose this determination. Please refer to Section V of SEC
        Release No. 33-8350.

B. Liquidity and Capital Resources

Future sources of liquidity, page 113

5.   Your disclosures indicate that you believe that cash flows from operating activities and your exiting cash balance will be sufficient to "meet [y]our present cash requirements." Please confirm, if true, and revise in the future to clearly state whether the company's cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

Item 6. Directors, Senior Management and Employees, page 119

6.   Please tell us why you have not disclosed the total amounts set aside or accrued by you or your subsidiaries to provide retirement or similar benefits consistent with Note 19 to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 146

7.   Item 7.A of Form 20-F requires disclosure of certain beneficial owners of the company's voting securities who, directly or indirectly, have or share voting and/or investment control of those securities. Please tell us the names of the natural person or persons having sole or shared voting and investment control over the securities held by each of Xinhua News Agency and Evolution Capital Management LLC and confirm that you will provide conforming disclosure in future filings.

Item 10. Additional Information

B. Memorandum and Articles of Association, page 150

8.   We note that you incorporated by reference the description of your Memorandum of Association and Articles of Association contained in your annual report on Form 20-F for the fiscal year ended December 31, 2009. We further note that no additional information responsive to the requirements of Item 10.B of Form 20-F appears to have been provided, other than the subsection titled "Differences in Corporate Law" beginning on page 154. Please tell us how you determined that such information is not required to be presented in this annual report. To the extent you omitted such information in reliance on Instruction 1(b) to Item 10 of Form 20-F, please note that the instruction applies solely to information previously contained in a registration statement on Form 20-F.

Item 15. Controls and Procedures, page 163

9.   We note management's conclusion that your disclosure controls and procedures were effective as of December 31, 2009. We further note your subsequent disclosure on page 166 indicating that your system of controls is designed to provide only "reasonable, not absolute, assurance" regarding the reliability of your accounting and financial reporting. Please tell us, and specifically set forth in future filings, whether your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at the "reasonable assurance" level. Alternatively, you may remove from future filings the discussion of the level of assurance of your control systems. Refer to Section II.F.4 of SEC Release No. 34-47986.

Financial Statements

Notes to Consolidated Financial Statements

11. Financing Arrangements, page F-45

10.   We note that you eliminated the compound derivative related to the noted held by Evolution. Please explain to us your basis for eliminating the derivate and refer to any authoritative guidance you relied upon when determining your accounting.

15. Income Taxes, page F-55

11.   Given that you have cumulative pre-tax losses, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.

Forms 6-K Filed May 13, 2010 and August 10, 2010

12.   We note the adjustment for "deferred revenue grind" in your non-GAAP reconciliations. Please describe for us the nature of this adjustment and tell us how you considered disclosing what this adjustment represents in future filings.

13.   We believe the non-GAAP operating statement columnar format under the header "Unaudited Consolidated Statement of Operations" appearing in your Forms 6-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney at (202) 551-3548, or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457, with any other questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief